UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

General Mills, Inc.

(Name of Issuer)

Common Stock, $0.10

(Title of Class of Securities)

370334104

(CUSIP Number)

Timothy D. Proctor
Diageo plc
Group General Counsel
8 Henrietta Place
London W1G 0NB
+44-207-927-5200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Richard C. Morrissey
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
+44-207-959-8900

June 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370334104

1.	Name of Reporting Person: Diageo plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 79,000,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 79,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 370334104

1.	Name of Reporting Person: Diageo Holdings Netherlands B.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 79,000,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 79,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.8%

14.	Type of Reporting Person (See Instructions): HC, CO

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (“Schedule 13D”) of Diageo plc, a public limited company incorporated under the laws of England and Wales (“Diageo”), and Selviac Nederland B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“SNBV”), filed with the U.S. Securities and Exchange Commission (“SEC”) on November 13, 2001, as amended by Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D of Diageo, Diageo Holdings Netherlands B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“Diageo Holdings Netherlands”), and Diageo Midwest B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo (“DMWBV”), filed with the SEC on October 23, 2002, and as further amended by Amendment No. 2 to the Schedule 13D of Diageo, Diageo Holdings Netherlands and DMWBV, filed with the SEC on October 28, 2002, with respect to the common stock of General Mills, Inc., a Delaware corporation (“General Mills”), beneficially owned by Diageo (the “Shares”).

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the second sentence of the first paragraph of Item 2, the fourth and fifth paragraphs of Item 2 and the second, third and fourth paragraphs added to Item 2 by Amendment No. 1 and by adding the following paragraphs at the end thereof:

     On June 23, 2004, DMWBV merged with and into Diageo Atlantic Holding B.V. (“DAHBV”), a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo, and the Shares were transferred to DAHBV by operation of law. The principal business activities of DAHBV relate to the holding and the financing of certain subsidiaries of Diageo. The principal executive offices of DAHBV are located at Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands.

     On June 24, 2004, DAHBV merged with and into Diageo Holdings Netherlands, and the Shares were transferred to Diageo Holdings Netherlands by operation of law. The principal business activities of Diageo Holdings Netherlands relate to the holding and the financing of certain subsidiaries of Diageo. The principal executive offices of Diageo Holdings Netherlands are located at Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands. References to the “Reporting Persons” herein are to Diageo and Diageo Holdings Netherlands.

     The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of

Diageo and Diageo Holdings Netherlands are set forth in Schedule I hereto and are incorporated by reference herein.

     During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the fourth sentence of the first paragraph of Item 3 and by replacing the third sentence of the third paragraph of Item 3 with the following:

     On June 23, 2004, pursuant to the terms of the Stockholders Agreement, DMWBV merged with and into DAHBV and the Shares were transferred to DAHBV by operation of law.

     On June 24, 2004, pursuant to the terms of the Stockholders Agreement, DAHBV merged with and into Diageo Holdings Netherlands, and the Shares were transferred to Diageo Holdings Netherlands by operation of law. As of the date hereof, Diageo Holdings Netherlands is the current record owner of the Shares.

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof:

     The Supplemental Marketing Agreement and Waiver, dated June 23, 2004. On June 23, 2004, Diageo, DAHBV (as successor in interest to Gramet Holdings Corp.) and General Mills entered into a Supplemental Marketing Agreement and Waiver (“SMA”).

     Under the terms of the SMA, we and General Mills have agreed, until the first anniversary of the effectiveness of the registration statement filed by General Mills on June 23, 2004 registering 49,907,680 of our shares of General Mills stock (the “Registration Statement”), to work in good faith toward the implementation of a transaction to sell 49,907,680 shares of General Mills common stock, or any smaller number agreed to by General Mills and Diageo, currently owned by us. The agreement further contemplates that:

•	a portion of the shares, which portion will be 49,907,680 less the number of shares sold to General Mills as described in the next bullet, will be sold directly by Diageo, and

•	at the same time, General Mills will repurchase from Diageo a number of shares determined by Diageo having an aggregate value of between $500 million and $750 million, and General Mills or a third party will sell equity-linked securities related to those shares.

     However, Diageo has the right to sell all 49,907,680 shares, or any smaller number agreed to by us and General Mills, directly through a block trade to an underwriter or syndicate of underwriters for resale to the public, subject to the right of General Mills to match the price offered by that underwriter and purchase those shares itself. The SMA provides that Diageo will not sell shares under the Registration Statement except in the transactions outlined above. Any other transaction under the Registration Statement would require the consent of General Mills.

     Under the SMA, General Mills agreed to file the Registration Statement, and to include in the Registration Statement 49,907,680 General Mills common shares held by Diageo. The inclusion of these shares was in lieu of any “piggyback” registration rights that Diageo might otherwise have had with respect to the Registration Statement. The SMA does not affect any of Diageo’s other registration rights under the Stockholders Agreement or otherwise affect its ability to sell the Shares in accordance with that agreement. Until the transaction described above is completed, or until Diageo otherwise sells the identified 49,907,680 shares, General Mills has agreed not to sell any equity securities under the Registration Statement without Diageo’s consent.

     Following the first anniversary of the effective date of the Registration Statement, General Mills has the right to deregister the offering of shares by Diageo. This right is subject to the agreement of General Mills not to offer or sell any shares of common stock under the Registration Statement until Diageo has otherwise disposed of at least 49,907,680 General Mills common shares. General Mills will also deregister the shares at Diageo’s request.

     The descriptions of the SMA in this item and throughout this Amendment No. 3 are qualified in their entirety by reference to the SMA, a copy of which is attached hereto as Exhibit (i).

     In connection with the execution of the SMA and the filing of the Registration Statement, Diageo’s representatives on the Board of Directors of General Mills resigned on June 23, 2004, and on that same day Diageo, DAHBV and General Mills executed an amendment to the Stockholders Agreement permanently eliminating Diageo’s right thereunder to representation on the Board of Directors of General Mills. The descriptions of this amendment to the Stockholders Agreement throughout this Amendment No. 3 are qualified in their entirety by reference to the amendment, a copy of which is attached hereto as Exhibit (j).

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by replacing the second sentence of the first paragraph of Item 5 with the following:

     Following completion of the sale to the Company of the Put Shares, as discussed below, the Reporting Persons own the Shares which represent approximately 20.8% of the Common Stock outstanding, based on 379,543,998 shares of Common Stock outstanding as of May 30, 2004 (as reported by General Mills in the Registration Statement).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     As more fully described in Item 4 above, Diageo, DAHBV and General Mills are parties to a Supplemental Marketing Agreement and Waiver. A copy of the Supplemental Marketing Agreement and Waiver is attached hereto as Exhibit (i).

     As more fully described in Item 4 above, Diageo, DAHBV and General Mills have executed an amendment to the Stockholders Agreement permanently eliminating Diageo’s right thereunder to representation on the Board of Directors of General Mills. A copy of this amendment to the Stockholders Agreement is attached hereto as Exhibit (j).

Item 7. Material to be filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Description	Exhibit
Supplemental Marketing Agreement and Waiver among General Mills, Diageo, and DAHBV, dated June 23, 2004.	(i)

Second Amendment to Stockholders Agreement by and among General Mills, Diageo, and DAHBV, dated June 23, 2004.	(j)

Joint Filing Agreement, dated as of June 24, 2004, by and among Diageo and Diageo Holdings Netherlands.	(k)

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2004

DIAGEO plc
By:	/s/ JOHN NICHOLLS
	Name:	John Nicholls
	Title:	Deputy Secretary

DIAGEO HOLDINGS NETHERLANDS B.V.
By:	/s/ M.C.T.M. GERICHHAUSEN
	Name:	M.C.T.M. Gerichhausen
	Title:	Director

By:	/s/ K.J. McGUIRE
	Name:	K.J. McGuire
	Title:	Director

Exhibit Index

(i)	Supplemental Marketing Agreement and Waiver among General Mills, Diageo, and DAHBV, dated June 23, 2004.

(j)	Second Amendment to Stockholders Agreement by and among General Mills, Diageo, and DAHBV, dated June 23, 2004.

(k)	Joint Filing Agreement, dated as of June 24, 2004, by and among Diageo and Diageo Holdings Netherlands.

Schedule I

Diageo plc

Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors
Lord Blyth of Rowington	8 Henrietta Place, London W1G 0NB, United Kingdom	Chairman	United Kingdom

Paul S. Walsh	8 Henrietta Place, London W1G 0NB, United Kingdom	Chief Executive	United Kingdom

Nicholas C. Rose	8 Henrietta Place, London W1G 0NB, United Kingdom	Chief Financial Officer	United Kingdom

Rodney F. Chase	161 Berkeley Tower 48 Westferry Circus London E14 8RP	Deputy Chairman, Tesco plc	United Kingdom

Lord Hollick of Notting Hill	Ludgate House, 245 Blackfriars Road London SE1 9UY, United Kingdom	Chief Executive, United Business Media plc	United Kingdom

Maria Lilja	Engelbrektsgatan 23, 114 32 Stockholm, Sweden	Non-executive Director	Sweden

John K. Oates	9 Kensington Gate, London W8 5NA, United Kingdom	Non-executive Director	United Kingdom

William S. Shanahan	300 Park Avenue, New York, NY 10022, USA	President, Colgate-Palmolive Company	United States

H. Todd Stitzer	25 Berkeley Square, London W1J 6HB	Chief Executive, Cadbury Schweppes Plc	United States

Jon R. Symonds	15 Stanhope Gate, London W1K 1LN	Chief Financial Officer, AstraZeneca PLC	United Kingdom

Paul A Walker	Sage House, Benton Park Road, Newcastle upon Tyne NE7 7LZ, United Kingdom	Chief Executive, The Sage Group plc	United Kingdom

Executive Officers

Paul S. Walsh	8 Henrietta Place, London W1G 0NB, United Kingdom	Chief Executive	United Kingdom

Nicholas C. Rose	8 Henrietta Place, London W1G 0NB, United Kingdom	Chief Financial Officer	United Kingdom

Stuart R. Fletcher	8 Henrietta Place, London W1G 0NB, United Kingdom	President, Key Markets	United Kingdom

Name	Present Business Address	Present Principal Occupation	Citizenship
James N.D. Grover	8 Henrietta Place, London W1G 0NB, United Kingdom	Strategy Director	United Kingdom

Robert M. Malcolm	8 Henrietta Place, London W1G 0NB, United Kingdom	President, Global Marketing, Sales and Innovation	United States

Ian K. Meakins	8 Henrietta Place, London W1G 0NB, United Kingdom	President, European Major Markets and Global Supply	United Kingdom

Ivan M. Menezes	6 Landmark Square, Stamford, CT 06901-2704, United States	President, North America	United States

Andrew Morgan	8 Henrietta Place, London W1G 0NB, United Kingdom	President, Venture Markets	United Kingdom

Timothy D. Proctor	6 Landmark Square, Stamford, CT 06901-2704, United States	General Counsel	United States

Gareth Williams	8 Henrietta Place, London W1G 0NB, United Kingdom	Human Resources Director	United Kingdom

Susanne M. Bunn	8 Henrietta Place, London W1G 0NB, United Kingdom	Company Secretary	United Kingdom

Diageo Holdings Netherlands B.V.

Directors and Executive Officers

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors

Margaretha C.T.M. Gerichhausen	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Director of Business & Legal Director of Diageo Holdings Netherlands	Netherlands

Thomas H. Creighton	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Director of Diageo Holdings Netherlands	United Kingdom

Charles D. Coase	St James’s Gate, Dublin 8, Ireland	Finance Director of Diageo Ireland	United Kingdom

Ravi Rajagopal	8 Henrietta Place, London W1G 0NB, United Kingdom	Group Controller	India

Joel W. Walters	8 Henrietta Place, London W1G 0NB, United Kingdom	Tax Director of Diageo	United States

John O. Stewart	6 Landmark Square, Stamford, Connecticut 06901-2704, USA	Chief Financial Officer of Diageo North America	United Kingdom

Jill Kyne	8 Henrietta Place, London W1G 0NB, United Kingdom	Director Global Tax Risk	United Kingdom

Felicity A. Moffat	8 Henrietta Place, London W1G 0NB, United Kingdom	Asst. General Counsel Corporate	United Kingdom

Kenneth J McGuire	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Supply Chain Director, Diageo Brands B.V.	The Netherlands

Coraline Bronsky-Panis	Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands	Finance Director, Diageo Brands B.V.	The Netherlands

Executive Officers

There are no Executive Officers of Diageo Holdings Netherlands B.V.